     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON August 16, 2000
                                                REGISTRATION NO. 333-___________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      INTERNATIONAL MERCANTILE CORPORATION
                 (Name of small business issuer in its charter)

                                 ---------------

            Missouri                            6162                         43-0970243
 (State or other jurisdiction of    (Primary Standard Industrial  (I.R.S. Employer Identification
  incorporation or organization     Classification Code Number)               Number)

                                 ---------------

                               1625 Knecht Avenue
                            Baltimore, Maryland 21227
                                 (410) 242-5000
          (Address and Telephone Number of Principal Executive Offices)

                                 ---------------

                C. Timothy Jewell,                            COPY TO:
             Chief Executive Officer                        Barry Klein.
       International Mercantile Corporation                Attorney at Law
                1625 Knecht Avenue                       300 Biscayne Drive
            Baltimore, Maryland 21227                 West Palm Beach, Florida
            (410) 242-5000 (telephone)               (561) 833-0960 (telephone)
            (410) 242-8575 (facsimile)               (561) 833-3323 (facsimile)
 (Name, Address and Telephone Number of Agent for
                     Service)

                                 ---------------

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                 ---------------

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
                                                              Proposed              Proposed
                                                              Maximum               Maximum
     Title of each Class of           Amount to be         Offering Price        Offering Price
  Securities to be Registered          Registered        Per Share (1) (2)          (1) (2)                 Fee
-------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par
value $.01, issuable on
conversion (3)                           3,815,881             $0.92                $3,525,874               $931
-------------------------------------------------------------------------------------------------------------------------
Selling Stockholders'
warrants (4)                             1,071,429             $0.10                  $107,143               ---
-------------------------------------------------------------------------------------------------------------------------
Class A Common Stock
issuable upon exercise of
Selling Stockholders'
warrants                                 1,071,429             $1.44                $1,542,858               $963
-------------------------------------------------------------------------------------------------------------------------
Total                                    5,958,739              --                  $5,175,875             $1,894
-------------------------------------------------------------------------------------------------------------------------

1. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

2. Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(g)(3) based on the average of the bid and asked price of the Common Stock on the over the counter electronic bulletin board maintained by the National Association of Securities Dealers on August 9, 2000.[This is the price after the 1:7 reverse split prior to the filing.]

3. Represents shares that have been or may be acquired by certain Selling Stockholders upon conversion of convertible notes, assuming a conversion price of $0.84 per share for notes which have not yet been converted.

4. No registration fee is required pursuant to Rule 457 of the Securities Act of 1933.

                  Subject to Completion, Dated August 16, 2000
                                   PROSPECTUS

                      INTERNATIONAL MERCANTILE CORPORATION
                          (A Development Stage Company)

                                3,923,023 Shares
                              Class A Common Stock

         This prospectus relates to 3,923,023 shares of Class A Common Stock, par value $.10 per share, of International Mercantile Corporation. These shares are being offered for sale by the persons named herein under the caption "Selling Stockholders". The shares offered will be issued in the future pursuant to convertible notes and warrants. We will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Risk Factors" commencing on page _.

         Our Class A Common Stock is quoted on the OTC Bulletin Board. On June 22, 2000 the price of the Class A Common Stock was $0.30 per share. On August 8, 2000, at the time at which a 1:7 Reverse Split was announced, the price of the Class A Common Stock was $.22 per share.

         We have retained no underwriters in connection with this offering.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY.............................................................5

CERTAIN DEFINED TERMS..........................................................6

DESCRIPTION OF BUSINESS........................................................7

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....................14

DESCRIPTION OF PROPERTY.......................................................18

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHERS...........................21

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS....................24

SECURITIES OFFERED............................................................25

CAPITALIZATION................................................................26

CONFLICTS OF INTEREST.........................................................31

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
       SECURITIES ACT LIABILITIES ............................................34

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................................34

LEGAL PROCEEDINGS.............................................................35

TO OBTAIN ADDITIONAL INFORMATION..............................................35

FINANCIAL STATEMENTS..........................................................36

THE OFFERING..................................................................37

SELLING SHAREHOLDER...........................................................39

SUMMARY FINANCIAL DATA........................................................41

RISK FACTORS..................................................................42


                               PROSPECTUS SUMMARY

         This prospectus relates to 3,923,023 shares of Class A Common Stock, par value $.10 per share, of International Mercantile Corporation. These shares are being offered for sale by the persons named herein under the caption "Selling Stockholders". The shares offered will be issued in the future pursuant to convertible notes and warrants. We will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Risk Factors" commencing on page _.

         Our Class A Common Stock is quoted on the OTC Bulletin Board. On June 22, 2000 the price of the Class A Common Stock was $0.30 per share. On August 9, 2000, at the time at which a 1:7 Reverse Split was announced, the price of the Class A Common Stock was $.22 per share.

              We have retained no underwriters in connection with this offering.

              This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this prospectus, including the information under "Risk Factors."

              We were organized as International Mercantile Corporation under the laws of Missouri on March 10, 1971 to operate in the insurance industry. Since September 2, 1999, we have engaged in the business of manufacturing competitively priced custom-configured, build-to-order, unbranded or "white-box" desktop systems and servers for value added resellers ("VARS"). We are in our development stage. We presently do business under the fictitious name of Micromatix.net ("MICROMATIX").

              Unless the context otherwise requires, all references to the "Company" "we" "our" and other similar terms means Micromatix, but not Home America Mortgage Company, our other subsidiary company which is presently inactive.

              Our offices are located at 1625 Knecht Avenue, Baltimore, Maryland 21227. Our telephone number is (410) 242-5000.

                              CERTAIN DEFINED TERMS

When used in this prospectus, unless the context requires otherwise:

     a.  "Commission" or "SEC" means the Securities and Exchange Commission

     b.  "Common Stock" means the Company's $.001 par value Common Stock

     c. "Company" means the issuer, International Mercantiile Corporation, a Missouri corporation

     d. "Convertible Notes" means an aggregate of $3,000,000 of 8% notes issued by the Company in March 1999 in a private placement which are convertible into shares of Common Stock as described in the Section "Description of Securities"

     e.  "Exchange Act" means the Securities Exchange Act of 1934, as amended

     f.  "NASD" means the National Association of Securities Dealers

     g. "Nasdaq" means the National Association of Securities Dealers Automated Quotation System for buying and selling securities operated by NASD

     h. "OTC" means the "over the counter" method of buying and selling securities not listed on a national securities exchange

     i. "OTC Bulletin Board" means the Nasdaq inter-dealer system for quoting bids and asking prices for OTC securities

     j.  "Securities Act" means the Securities Act of 1933, as amended

     k. "Selling Shareholder" means H.A.A., Inc, the entity selling the shares of Common Stock offered by this prospectus listed in the section entitled "Selling Shareholder"

     l. "VARs" has the meaning given in the section titled Description of Business hereunder.

                             DESCRIPTION OF BUSINESS

         We were organized as International Mercantile Corporation under the laws of Missouri on March 10, 1971 to operate in the insurance industry. Since September 2, 1999, we have engaged in the business of manufacturing competitively priced custom-configured, build-to-order, unbranded or "white-box" desktop systems and servers for value added resellers ("VARS"). We are in our development stage. We presently do business under the fictitious name of Micromatix.net ("MICROMATIX").

         OUR RECENT HISTORY:

         1:7 Reverse Split: The company, through a Board action, dated August 8, 2000 authorized a 1:7 reverse split of our Class A Common Stock outstanding from, 26,770,572 to 3,824,367. The Board approved the rounding up of every fractional shareholder to a full share. The purpose of the reverse split was to facilitate raising additional capital for the company and allow management to find possible merger and acquisition candidates. Given time limitations and financial constraints management and the Board believes there would be no way to maintain shareholder value while closing on available funding sources, which necessitated the need for the reverse split.

         RECAPITALIZATION WITH MICROMATIX.COM, INC.

         On September 6, 1999, the Company merged with Micromatix.com, Inc. (the "PREDECESSOR COMPANY"), a newly formed Delaware corporation which maintained an internet based personal computer manufacturing business that sells build to order unbranded or "white box" personal computer systems and personal computer related hardware throughout the United Sates to value added retailers and other marketers of micro computer systems. Shareholders of the Predecessor Company received 2,500 shares of Company stock. We entered into a transaction with Red River Trading Company, Inc., a Delaware corporation, ("RED RIVER"), the sole shareholder of Micromatix.com, Inc., whereby we recapitalized our Company with Micromatix.com, Inc., in exchange for consideration payable to Red River equal to $1,375,000: (i) one million shares of IMTL Class B Common Stock at a deemed price of $1.00 per share and (ii) 1.5 million shares of IMTL Class A common stock at market value of $.25 per share. We are treating this transaction as a reverse merger for accounting purposes, even though we have not yet filed the requisite articles of merger and other related documents with the applicable state authorities.

         We have an option to put the Micromatix.com, Inc. shares back to Red River if Micromatix.com, Inc. fails to implement its business plan and achieve certain performance benchmarks. This put option expires September 2, 2000. If we exercise our put option, Red River must return to us all of their shares of Class A and Class B Common Stock. Additionally, Red River is required to repay any funds that we, or any third party, invested into Micromatix.com, Inc. This obligation is to be evidenced by a promissory note payable in 24 equal monthly installments, guaranteed by Red River and secured by all of the capital stock and assets of Micromatix.com, Inc.

         Additionally, Red River has a put option to reacquire all the shares of Micromatix.com, Inc. in exchange for all of the Company's Class A and Class B Common Stock which Red River holds if we do not invest, directly or indirectly, $350,000 in Micromatix.com, Inc. on or before November 30, 1999 (excluding the $150,000 which was invested at closing). If Red River exercises its put option, Red River must repay all funds we invested in Micromatix.com, Inc. This put option expires September 2, 2000.

         Our agreement with Red River also provides that we hold our annual meeting of stockholders and a meeting of our board of directors no later than 60 days after closing to consider and act upon the following matters:

-         A 2:1 reverse stock split of the Class B Common Stock

- A dividend payment of the issued and outstanding common shares of University Mortgage, Inc., the registrant's wholly-owned subsidiary

- Issuance to our chairman, Frederic S. Richardson, of 1.5 million shares of Class A Common Stock, or options to purchase such shares, in consideration of services rendered

- An employee stock ownership or option plan to attract and retain key employees

- An agreement with Swartz Institutional Finance for the purchase and sale of shares of Class A Common Stock for $5 million

- Amendment of the certificate of incorporation to change the registrant's name to Micromatix or a derivative thereof

-         Changing our state of domicile to Delaware

         Items 3, as described above was successfully implemented. Other than with respect to item 5., we intend to implement the remaining items during 2000.

         Additionally, at the closing, Michael Scott Hess resigned as our Director and President; C. Timothy Jewell, Red River's President, was appointed as our new President; and Bernard Cary was appointed as our Vice President and Chief Operating Officer.

         Potential investors are urged to review our entire background history since our inception contained in our 1999 Form 10-KSB, as amended, filed with the U.S. Securities Exchanged Commission on May 22, 2000.

                  OUR PRESENT BUSINESS

         Since September 2, 1999, we have engaged in the business of manufacturing competitively priced custom-configured, build-to-order, unbranded or "white-box" desktop systems and servers for value added resellers ("VARS"). We are in our development stage. We presently do business under the fictitious name of Micromatix.net ("MICROMATIX"). Unless the context otherwise requires, all references to the "Company" "we" "our" and other similar terms means Micromatix, but not Home America Mortgage Company, our other subsidiary company which is presently inactive.

                                  OUR PRODUCTS

         We manufacture competitively priced custom-configured, build-to-order, unbranded or "white-box" desktop systems and servers for VARs. Our Personal computer systems utilize compatible, industry standard, branded components as a cost-effective alternative to branded personal computer systems. Our goal is to become the VARs' source-of-choice for build-to-order personal computer systems. We intend to do this by:

         SERVING THE VARS' INTEGRATION NEEDS. We intend to develop an East Coast network of local, high quality white-box manufacturers supported by an Internet based, state of the art e-commerce system. Through our network of local assembly facilities, we expect to be able to deliver high quality white-box personal computer systems that use compatible, industry standard, branded components as a cost-effective alternative to branded personal computer systems. Further, as a large East Coast operator, we expect to also provide VARs with infrastructure and support which is typically difficult and costly for a VAR to maintain itself.

         CREATING A WEB-CENTRIC 'APPLICATION' FOR THE VAR TO CONDUCT BUSINESS VIA OUR STATE OF THE ART E-COMMERCE SYSTEM. We believe that end-users are increasingly demanding the ability to customize and purchase computer products and services online. Therefore, we will provide solutions designed to provide our customers the ability to offer online product configuration, pricing, selection, ordering, tracking, and returns capabilities, which in turn will provide the VAR with the ability for end-users to easily order computer products and support services from their supplier.

         MAINTAINING BUILD-TO-ORDER CUSTOMER FOCUS. We intend to focus on VARs and Fortune 1000 companies, and to act as a partner of the VAR rather than its competitor. We provide "just-in-time," local assembly of personal computer systems pursuant to the VAR's customers' specifications upon receipt of an order by utilizing in stock industry standard branded components, including Intel microprocessors and Microsoft operating systems, at the facility serving the VAR which placed the order. This enables us to maintain only limited quantities of components sensitive to technological improvement or price decreases and insulate us from inventory obsolescence that otherwise might increase our costs. We can intend to pass our cost savings on to the VARs which, in turn, can offer a more competitive price to their customers. As a result, we expect the VARs to outsource their assembly, logistics and other requirements to us, allowing them to focus on higher margin businesses such as providing software, integration and support.

         CONSOLIDATING THE FRAGMENTED WHITE-BOX MARKET. We believe that there are a large number of attractive acquisition candidates in the highly fragmented white-box segment of the personal computer systems market. We intend to seek to acquire companies engaged in the assembly of white-box personal computer systems in targeted geographic markets in order to establish an East Coast network of local assembly facilities. We will target companies that have a strong local market share, are led by experienced management teams, and focus on serving VARs.

         EMPHASIZING QUALITY CONTROL AS FOUNDATION FOR GROWTH. Since the production of superior quality systems is the foundation on which we expect our business will prosper, our strategy is to embrace ISO 9002 as its foundation for quality since it encompasses all of the operating departments of our business and is not just one of the latest 'quality fads' that come and go. When implemented, and actively worked, ISO provides key improvements to both the qualities of the product and our overall business model.

                                   OUR MARKET

         According to International Data Corporation: the total U.S. market in 1998 for Personal computer systems, including desktops, notebooks and servers, was approximately 36 million units, accounting for approximately $75 billion in revenue; it is estimated that this market will grow at a compounded annual growth rate of 12.1% over the next three years; it is now estimated that the white-box personal computer market accounts for more than 20% of all U.S. Personal computer shipments, which makes the white-box market the biggest 'brand' of Personal computers sold in the United States.

          In 1998, 8.3 million white-box personal computer systems were sold, compared to 3.3 million units sold by Compaq (the leading personal computer systems manufacturer), 2.7 million units sold by Dell, 1.9 million units sold by Hewlett-Packard, and 1.5 million units sold by IBM. The white-box market expanded at a unit rate of at least 15% in 1998 and it is currently maintaining its share by growing at least in line with the overall industry average.

                         OUR CUSTOMERS - RESELLERS/VARs

         The white-box market includes the following segments:

         -         Small business and small office marketplaces (primary market)

         -         State and local government

         -         Educational institutions

         -         Home offices

         -         Consumer markets

         -         Some medium-sized and large businesses.

         We believe the lower cost of a white-box personal computer compared to a branded personal computer is an important factor for small businesses, which makes up our primary market. In addition, many VARs appear to be more inclined to recommend white-box personal computers to their small business customers over branded Personal computer's due to:

         QUALITY CONTROL PRINCIPLES. VARs can easily assemble desktop Personal computers, notebooks and servers and perform their own diagnostic burn-ins, ensuring that each unit meets high quality standards prior to delivery to the VAR's customer.

         ENHANCED CUSTOMER SERVICE. Since the same branded components used by manufacturers of branded Personal computers are available to VARs on short notice, VARs can offer their customers a greater choice in components and can configure the white-box Personal computer to meet their customers' requirements.

         GREATER PROFIT MARGINS. International Data Corporation research shows that reseller margins are greater for white-box Personal computers than for branded Personal computers. On average, white-boxes with the same components as a branded system can return margins as high as 20% to the manufacturer.

                              OUR VENDOR RELATIONS

         We have accounts with numerous suppliers that provide us with the components required to custom configure systems for our customers. Our purchasing decisions are primarily governed by pricing and availability. We currently do not have any contracts to purchase from specified vendors for any parts. Conversely, we also do not have any contracts that require any vendor to segregate and maintain inventory for our consumption. As a result, we are dependant upon market conditions to obtain products at reasonable prices that allow us to operate profitably. Should market conditions experience any shortages or price hikes, we would be subject to such conditions and would be unable to compete with other companies with supplier contracts.

                                 OUR COMPETITION

         The Personal computer systems industry is highly competitive and has been characterized by intense pricing pressure, generally low gross margin percentages, rapid technological advances in hardware and software, frequent introduction of new products and rapidly declining component costs. Our current and potential competitors can be divided into three primary groups:

-         Other white-box manufacturers

-         Distributors

-         Branded Personal computer system manufacturers

                          OTHER WHITE-BOX MANUFACTURERS

         We compete for market share against other white-box manufacturers. Competitive factors in the white-box Personal computer systems market include:

-         Product quality and availability;

-         Price

-         Brand name components

-         Marketing and distribution resources

-         Customer service and support

         We believe that we can strongly compete against other white-box manufacturers with respect to each of these factors since we expect to be in the unique position of being the only white-box manufacturer with a nationwide presence. As a result, we should be able to negotiate favorable terms with vendors of branded components and achieve efficiencies and economies of scale not typically available to white-box manufacturers located in more remote locations.

                                  DISTRIBUTORS

         We also compete for market share against distributors of Personal computer systems. Many of these competitors are well-established and possess greater financial, marketing, technical, personnel and other resources, and we cannot assure that we will have the ability to compete successfully. Our financial resources are relatively limited when contrasted with these competitors.

         However, since we intend to act as a VAR partner and sell and distribute our personal computer systems and components exclusively to VARs and not their customers, while personal computer system distributors market their products to both VARs and end-users, we believe we can maintain a competitive position. As a VARs' partner, rather than its competitor, we expect that the VARs will source their personal computer systems needs from us rather than from other non-exclusive distributors.

                             BRANDED MANUFACTURERS.

         We also compete for market share against regional, national and international manufacturers of branded Personal computer systems, all of which are well-established and possess significantly greater financial, marketing, technical, personnel and other resources than we do. We cannot assure that we will have the ability to compete successfully against any of these competitors. The dominant companies in the branded Personal computer system industry are Compaq, Dell, Gateway, IBM, Apple, and Hewlett-Packard.

         However, although the residual resistance of consumers to unbranded personal computer systems remains a challenge, we feel we can be competitive due to a growing acceptance by consumers of the white-box, and the higher sales and marketing expenses which such manufacturers of branded systems pass on to their customers.

                                 OUR FACILITIES

            Our executive and business offices and manufacturing facilities are located at 1625 Knecht Avenue, Baltimore, Maryland 21227. Our facilities consist of approximately 40,000 square feet of space. We believe our facilities are adequate for our reasonably foreseeable needs. See "Description of Property".

                                  OUR EMPLOYEES

         We presently employ 40 full time and 8 part time personnel who work in management, administration, sales, assembly, and warehousing. We have also contracted with two consulting executives to advise us with regard to our business development, business strategies and securities and investment banking activities. We consider our employee relations to be good, and none of our employees are represented by a labor union. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel.

         Our success depends upon our senior management, particularly, C. Timothy Jewel, our President and Chief Executive Officer, and Bernard C. Cary, Chief Operating Officer. The loss of either one or both of their services could have a material adverse affect on our Company. Although Mr. Jewell and Mr. Cary have entered into employment arrangements with us, neither the final terms of Mr.

Jewell's nor Mr. Cary's employment agreement with us have been determined and memorialized in writing.

         Most of our technical personnel are not bound by employment agreements that prevent such personnel from terminating his or her relationship with us at any time for any reason. At times we have experienced difficulties in attracting new technical personnel. We cannot assure that we will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct our business in the future.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         This Memorandum contains forward-looking statements. For this purpose, any statements contained in it that are not statements of historical fact should be regarded forward looking statements. For example, the words "believes," "anticipates," "plans," and "expects" are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include those shown at the end of this section under the caption "Certain Factors That May Affect Future Results."

         The following discussion for the Company's results of operations and financial condition should be read in conjunction with the Company's Financial Statements contained in the Company's Quarterly Report on Form 10-QSB for the period ending June 30, 2000, and the Company's Audited Financial Statements and the Notes thereto contained in the Company's 1999 Annual Report on Form 10-KSB, both of which are on file with the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding the Company, including the aforementioned reports. The address of such Web site is (http://www.sec.gov).

         Since September 2, 1999, we have engaged in the business of manufacturing competitively priced custom-configured, build-to-order, unbranded or "white-box" desktop systems and servers for value added resellers ("VARs"). We are in our development stage. We presently do business under the fictitious name of Micromatix.net ("Micromatix"). Unless the context otherwise requires, all references to the "Company" "we" "our" and other similar terms means Micromatix, but not Home America Mortgage Company, our other subsidiary company which is presently inactive.

                                 USE OF PROCEEDS

               We will not receive any additional funds from the sale of the registered securities.

                              RESULTS OF OPERATIONS

         For the period of operations since inception on 9/2/99 and ending 3/31/00, our Company posted total sales of $1,465,294. Total sales for the quarter ended 6/30/00 were $4,045,914 which represents an increase of $2,580,620 or 300%. During the first quarter of our operations, our management recruited sales personnel with significant customer bases consistent with our goals in both our target markets and reseller qualifications. As a result of hiring these sales persons, we obtained an immediate clientele with existing purchasing power, and increased sales began to materialize. Since our manufacturing, warehouse facility, administration, technical support and purchasing departments are fully staffed, we were able to respond and fulfill the needs of our customers. In the first 2 quarters of 2000 we have been focused on increasing sales and staying within our financial limits, to that end we have streamlined our production and sales departments. At the end of the first quarter of 2000 we reduced our operating expenses while maintaining our sales levels.

            Our SG&A for the quarter ended 12/31/99 was higher than expected, given the level of sales generated. The SG&A of $502,065, as a percentage of sales for the period since inception on 9/2/99 and ending 12/31/99 was 35%. For the quarter ended March 31, 2000, SG&A was $596,472 or 27% of sales which indicates that SG&A will approach realistic conditions as sales continue to increase in accordance with our goals and projections.

                                PLAN OF OPERATION

                  Our primary emphasis through December 31, 1999 was placed upon our capitalization, the establishment of our website, our internal infrastructure, our production lines and the development of our marketing team. During the quarter ended March 31, 2000, this emphasis shifted to sales and production, which we expect to continue to be our emphasis throughout the remainder of the year 2000 so that we can increase sales by capturing a larger percentage of the growth in the white box market. Based upon our current SG&A rate, we believe that sales revenue of $2.0 million per month, at a gross margin of 10%, is our Company's break even level. Management believes that this sales revenue is achievable. Our growth is projected to result from an increase in sales equal to or greater than 50% each quarter, which would annualize to approximately $18 million in sales. Potentially, should negotiations conclude all of the contracts that we are currently pursuing, annual sales could exceed $40 million for the calendar year 2000. Coinciding with this anticipated growth is the anticipated need for additional financing. We are currently finalizing an arrangement for a $1,000,000 investment of capital from an unrelated third party investor. This investor presently has extended a $750,000 line of credit to the Company in the form of a factoring arrangement, secured by (i) an assignment of accounts receivable, (ii) acquired inventory related to receivables, and (iii) 1,500,000 shares of the Company's Class A Common Stock.

                  In addition, future growth strategies may include strategic acquisitions should opportunities arise which would not jeopardize current operations. This anticipated growth, along with the growth already experienced, has and will strain our financial and operational resources. Additional funding is necessary to achieve the results projected. Multiple funding avenues are currently being explored to provide the resources needed to fund the growth while allowing our Company to maintain debt at a manageable level for our cash flow.

                                    MARKETING

                  We have a sales force consisting of six account executives, with varying degrees of experience. All have knowledge of computers essential to assisting customers in configuring their orders optimally. In addition, we have two account executives specializing in government sales and marketing, and the management of our strategic corporate accounts (Fortune 500 - 1,000). Our website allows our customers and potential customers to view our specials and to apply for active account status. In the year 2000, we have plans to upgrade our website to allow our customers to custom configure their orders online, with real-time interaction with our inventory software. This will allow customers to ascertain availability of product, and monitor progress of their order through production. We anticipate that this upgrade will cost approximately $125,000. Our sales department is currently faxing our specials to all current customers and targeted potential customers contained in our database on a weekly basis. Additionally, we have tele-marketers calling and updating our database of prospective customers on a daily basis. We expect that we will need to hire a minimum of 5 additional sales persons in order for us to attain our projected sales goals.

                                   PRODUCTION

         Our production department is designed for flexibility and staffed with skilled assemblers and system integration technicians. Small to medium quantity orders can be easily produced on our existing custom configuration line. In addition, we have the capability, at very short notice, of activating an assembly line of skilled workers for large production builds. As these contracts increase in consistency and quantity, these additional workers will be used on a permanent basis. Our production facility has the capacity to add additional assembly lines on an as needed basis. We have completed the required independent audit for ISO 9002 certification and we were certified on April 26, 2000. The ISO 9002 certification is internationally accredited, and guarantees that our product is processed to the highest quality standards. In addition, it allows our Company to participate in and be awarded state and federal government contracts.

                                    INVENTORY

         We manage the quantity and quality of our component inventory through our purchasing personnel and warehousing policy and procedures. We strive to maximize our responsiveness to customer requirements while optimizing inventory turns. Inventory management is critical to the success of our business. Our strategy is to focus on products with high turnover ratios to reduce exposure to product obsolescence, changing consumer demands and declines in market prices, while still fulfilling the needs of our customers. Our software program facilitates the control of purchasing, inventory, and accounts payable. Each sales representative has available real-time data with respect to our inventory levels. We believe that we are able to take advantage of synergies and efficiencies arising out of the combination of system assembly and inventory warehousing in a single facility.

                                VENDOR RELATIONS

         Our Company has accounts with numerous suppliers that provide us with the components required to custom configure systems for our customers. Pricing and availability primarily govern our purchasing decisions. We currently do not have any guarantees to purchase from specified vendors for any parts. Conversely, we also do not have any contracts that require any vendor to segregate and maintain inventory for our consumption. As a result, we are at the mercy of market conditions to obtain products at reasonable prices that allow us to operate profitably. Should market conditions experience any shortages or price hikes, we would be subject to such conditions and would be unable to compete with other companies with supplier contracts.

                 CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

         The white box personal computer industry is highly competitive. Competition is largely based on price, quality, range of service offered, shipping capabilities, customer service, and product availability. Many of our competitors are larger, more established, and have greater name recognition and financial and marketing resources than our Company. As a result, we could potentially experience downward pricing pressure and increased competition, which would drive down our revenues by either forcing a cut in our sales or in our prices. There is always the risk of general market down turn, which could adversely impact our revenues and our growth.

                  We are considered a start-up company and have no significant operating history as Micromatix.net. We have not generated revenue to date to support operations on an ongoing basis. We cannot assure that we will achieve sufficient revenues to offset our anticipated operating costs. Our viability, profitability and growth depend upon meeting our sales goals and attaining sufficient financing to purchase inventory at competitive prices. We cannot assure that we will be able to generate revenues or ever achieve profitable operations.

                  We have no significant capital. We have required significant capital to develop our business and to date all of our costs have been funded through sales of the Common Stock and loans. We will continue to require significant funds as we grow. We cannot assure that future financing will be available on acceptable terms or at all. Our inability to obtain additional financing, when needed, would have a material adverse effect on our business, and possibly require us to curtail or cease our operations.

                  Demand and market acceptance for white box personal computer systems are subject to a high level of uncertainty. We cannot assure that widespread acceptance of white box personal computer systems, or our products in particular, will occur. We will rely on VARs who utilize white box personal computer systems to purchase our products. In order for us to be successful, these VARs must perceive us as their partner, not their competitor. Further, issues concerning the reliability, cost and quality of white box personal computer systems may affect our market. We cannot assure that VARs will view us as "partners" and use our products. If our products do not achieve market acceptance, our business, results of operations and financial condition could be materially adversely affected.

                             DESCRIPTION OF PROPERTY

         Our executive and business offices and manufacturing facilities are located at 1625 Knecht Avenue, Baltimore, Maryland 21227. Our facilities consist of approximately 40,000 square feet of space. We believe our facilities are adequate for our reasonably foreseeable needs.


         DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

                          (a)      Identity of directors and executive officers.

          NAME               AGE         POSITION                             DIRECTOR SINCE
         ------             ----         --------                             --------------
Maxwell Apple                 61         Director, Chairman of the
                                         Board, Secretary                           1991

C. Timothy Jewell             43         Director, Chief Exec.
                                         Officer, President                         1999

Bernard C. Cary               35         Chief Operating Officer                    NA

Frederic Richardson           40         Director, Treasurer,                       1998
                                         Executive V.P., Ass't
                                         Secretary, Chmn. Emeritus

Edward A. Hutya               56         Director                                   1997

Charles Shorter               46         Director                                   2000

         Each director is elected until the next annual meeting of shareholders and until his successor is qualified.

         (b)      Business experience of directors and executive officers.

         Mr. Maxwell W. Apple has been one of our directors since 1991, and has also served as our Secretary since 1995. Mr. Apple is a former judge and currently a member of the Indiana Bar. He has been involved in various business ventures which include the private ownership of Nunur Corporation, a company which owned commercial and residential properties, a partner in French Lick Springs Golf and Tennis Resort, L.P., and the sole shareholder of The Paoli Corporation, a company specializing in the manufacturing of wood products and operating lumber dry kilns. He received his Juris Doctor Degree from the Indiana University School of Law and also attended the National College of the State Judiciary and Indiana Judicial College .

         Mr. C. Timothy Jewell has been our President and Chief Executive Officer since September 1999. From 1997 to 1999, Mr. Jewel served as general manager of Arbor Computer Company, a computer manufacturing company. Prior to that time, Mr. Jewell served as a consultant with C.T.J. Enterprises, Inc., a computer systems integration consulting firm. Mr. Jewell received a Bachelor of Science degree in accounting from the University of Tennessee in 1976 and an MBA in Finance from Southeastern University in 1980.

         Mr. Bernard C. Cary has been our Chief Operating Officer since September 1999. From October 1997 to June 1999 he served as a Vice President of Arbor Computer Company, a computer manufacturing company. From 1991 to October 1997, Mr. Cary served as the managing partner of Micromatix Distribution, a computer distribution company that was a former affiliate of the Company. Mr. Cary received a Bachelor of Science Degree in Engineering from the University of Maryland in 1984.

         Mr. Frederic S. Richardson has been our director since September 1998. He also served as our Chief Financial Officer during 1998 and part of 1999.
Mr. Richardson is experienced in insurance, mortgage and financial services transactions. He focuses on structuring transactions for private and public entities, raising capital, and identifying acquisition targets. Since 1994, Mr. Richardson has been the President of Maccabean Industries, Inc., a consulting firm specializing in raising capital for companies in the financial services industry and real estate market. Mr. Richardson received a degree in Economics from the University of Maryland in 1983 and a Masters in Business Administration from American University in 1996.

         From 1991 until its liquidation in February 1994, Mr. Richardson was a director and officer of Corporate Life Insurance Company ("CHIC"), a stock life insurance company from 1991 until its liquidation in February 1994. He was the controlling stockholder of the corporate parent and controlling stockholder of CHIC. In June 1995, Linda L. Kaiser, the Insurance Commissioner of Pennsylvania and CHIC's Statutory Liquidator, filed a complaint against Mr. Richardson (and others) alleging, among other things, that he engaged in fraudulent and negligent conduct in his operation of CHIC causing the company to lose millions of dollars and finally collapse. CHIC was liquidated and dissolved by the Insurance Commissioner. In October 1997, Mr. Richardson entered into a Settlement Agreement with the Insurance Commissioner pursuant to which he was released from the lawsuit and from any further liability. Pursuant to the terms of the Settlement Agreement, the policy limits of Mr. Richardson's insurance policy were paid to the Statutory Liquidator. In addition, he agreed not to accept any position of executive authority with any Pennsylvania domiciled insurance company without the consent of the Commissioner and agreed not to accept any position of executive authority with any other insurance company for a period of ten years.

         Mr. Edward A. Hutya has been one of our directors since 1997. He also served as our vice president until September 1999. He is currently the president of the Center of Independent Living and a consultant to Riverside Healthcare Foundation, two not-for-profit organizations. Mr. Hutya has many years of experience in the operations and acquisitions of health care properties. During his tenure as president of several not-for-profit corporations, Mr. Hutya directed corporate development for the acquisition of housing and nursing facilities for the elderly and special populations. Mr. Hutya also selected and hired management companies which operated nursing homes. Prior to his involvement with not-for-profit organizations, Mr. Hutya specialized in financing, including equipment, vehicles, real estate and governmental leasing and financing. Mr. Hutya received a degree in Economics from the University of Connecticut in 1965, and participated in graduate work in Urban Economics at American University.

         Mr. Charles Shorter has been a director since April of 2000. He was appointed to fill a vacancy. Mr Shorter is a Missouri resident. He is currently operating partner of an assisted living facility in the mid-west and has many years experience in operating healthcare facilities. Mr. Shorter is also affiliated with Mr. Huyta in other ventures.

         Presently, the only persons who perform material operations on behalf of our Company are the Company's present officers and directors. Although we are presenting recruiting to fill management positions, our officers and directors do not expect any significant changes in the composition of our Company's officers or board of directors in the near future. There are no arrangements, agreements or understandings for any officer or director to resign at the request of another person, and there are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of our Company's affairs.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         The following tables set forth, as of the date hereof, the name and the amount of remuneration received by each of our officers and directors individually, and as a group, during the last fiscal year, as remuneration for serving as our officers and directors:

                                      Capacities in remun-                        Aggregate
Name of Person/Group                  eration was received                        remuneration
--------------------                  --------------------                        ------------
Frederic S. Richardson(2)                   n/a                                             0

C. Timothy Jewell                           cash                                        $70,000

Bernard C. Cary                             cash                                        $70,000

Max W. Apple                                stock                                       $25,000

M. Scott Hess (4)                           n/a                                             0

All Officers and Directors
as a Group                                  n/a                                             0

Explanation of Table:

         Although our board of directors has recommended we adopt a stock option, retirement, pension, or profit-sharing programs for the benefit of our directors, officers or other employees, the board has not adopted one to date, but expects the adoption of one or more such programs in the future. Certain non-management employees who have been recently recruited by the Company have been granted no-qualified stock option SEE FINANCIAL STATEMENTS

               SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN OTHERS

The following tables set forth, as of March 31, 2000 (i.e. before the 1:7 reverse split of the Company's Common Stock), the name and number of shares of Class B Common Stock owned by each person or entity who will own more than 10% of the outstanding shares of the Company's Class B Common Stock, together with the approximate percentage holdings of such shares. Note that numbers in parentheses refer to footnotes below the table:

Name and Address               Amount Owned               Amount Owned            Percent of Class
Of Owner(1)                   Before the Offering (2)   After the Offering (2)    Owned After the Offering (2)
-----------                   -----------------------   ----------------------    ----------------------------
Sarah Saul Simon Trust(3)          1,523,667                  1,523,667 (D)                      10.8%

VirtualLender.com, Inc.            3,000,000                  3,000,000 (D)                      21.2%


-----------------

- In care of our Company's address at 1625 Knecht Avenue, Baltimore, Maryland 21227.

- To our best knowledge, as of June 30, 2000, such holders had the sole voting and investment power with respect to the voting securities of the Company beneficially owned by them, unless otherwise indicated herein.

- Includes 1,500,000 shares of Class A Common Stock owned by the Sarah Saul Simon Trust, the beneficiaries of which are Mr. Richardson's children, and the trustees of which are Mr. Richardson's mother and sister-in-law; and 23,667 shares of Class A Common Stock owned by Continent Finance Corporation which is owned by the Sarah Saul Simon Trust. Mr. Richardson disclaims beneficial ownership of these shares.

                  The following tables set forth, as of June 30, 2000, the name and number of shares of Class B Common Stock owned by each person or entity who will own more than 10% of the outstanding shares of the Company's Class B Common Stock, together with the approximate percentage holdings of such shares. Note that the numbers in parantheses refer to footnotes below the table:

                                                     Number of shares of
Name and Address of                                  Class B Common Stock                        Percent
Beneficial Owner (1)                                 Beneficially Owned (2)(3)                   Of Class
--------------------                                 -------------------------                   --------
Sarah Saul Simon Trust (4)                           217,667                                     16%


1. In care of our Company's address at 1625 Knecht Avenue, Baltimore, Maryland 21227.

2.       Each share of Class B Common Stock is entitled to 51 votes.

3. To our best knowledge, as of June 30, 2000, such holders had the sole voting and investment power with respect to the voting securities of the Company beneficially owned by them, unless otherwise indicated herein.

4. The beneficiaries of the Sarah Saul Simon Trust are Frederic Richardson's children. The current trustees are Mr. Richardson's mother and sister-in-law.

5.       All of these shares are held directly by Mr. Cary.

         (b) The following tables set forth, as of June 30, 2000, the name and number of shares of Class A Common Stock owned by each officer and director who is the beneficial owner of the Company's Class A Common Stock, together with the approximate percentage holdings of such shares:

                                            Number of shares of

Name and Address of                         Class A Common Stock                        Percent
Beneficial Owner (1)                        Beneficially Owned (2)                      Of Class
--------------------                        ----------------------                      --------
Frederic S. Richardson(3)(4)                  6.857                                       *

C. Timothy Jewell (5)                       107,143                                     3.1%

Bernard C. Cary                             107,143                                     3.1%

Maxwell W. Apple (6)                         54,284                                     1.5%

Edward A. Hutya (7)                          25,714                                      .8%

All officers and directors
as a group (5 persons) (8)                  295,384                                     8.5

-----------------------------------
*        Less than 1%.

(1) In care of our Company's address at 1625 Knecht Avenue, Baltimore, Maryland 21227.

(2) To our best knowledge, as of June 30, 2000, such holders had the sole voting and investment power with respect to the voting securities of the Company beneficially owned by them, unless otherwise indicated herein.

(3) Does not include 1,500,000 shares of Class A Common Stock owned by the Sarah Saul Simon Trust, the beneficiaries of which are Mr. Richardson's children, and the trustees of which are Mr. Richardson's mother and sister-in-law. Mr. Richardson disclaims beneficial ownership of these shares.

(4) Does not include 23,667 shares of Class A Common Stock owned by Continent Finance Corporation which is owned by the Sarah Saul Simon Trust, the beneficiaries of which are Mr. Richardson's children, and the trustees of which are Mr. Richardson's mother and sister-in-law. Mr. Richardson disclaims beneficial ownership of these shares.

(5) All of these shares are held indirectly by Mr. Jewell through Red River Trading Company. Mr. Jewell is the president of Red River Trading Company, Inc., and his wife, Mrs. Shannon C. Jewell is its sole owner.

(6) Includes (i) 260,000 shares of which are owned directly by Mr. Apple, and (ii) the right to acquire 120,000 shares within 60 days.

(7)      Includes 60,000 shares of which are owned directly by Mr. Hutya, and
         (ii) the right to acquire 120,000 shares within 60 days.

(8) Includes (i) 1,868,000 shares owned directly or indirectly by such officers and directors, and (ii) the right of certain of such persons to acquire 240,000 shares within 60 days.

         The following tables set forth, as of June 30, 2000, the name and number of shares of Class A Common Stock owned by each of our officers and directors who are the beneficial owner of our Company's Class B Common Stock, together with the approximate percentage holdings of such shares. Note that the numbers in parenthesis refer to the footnotes below the table:

Name and Address             Amount Owned              Amount Owned          Percent of Class
Of Owner (1)              Before the Offering        After the Offering    Owned After the Offering
------------              -------------------        ------------------    ------------------------
Sarah Saul Simon Trust     1,000,000                 1,000,000                 50%

C. Timothy Jewell(2)         500,000                   500,000                 25%

Bernard Cary(3)              500,000                   500,000                 25%

1. In care of our Company's address at 1625 Knecht Avenue, Baltimore, Maryland 21227.
2. All of these shares are held indirectly by Mr. Jewell through Red River Trading Company. The sole shareholder, officer and director of Red River Trading Company, Inc. is C. Timothy Jewell.
3.       All the shares are held directly by Mr. Cary.

         All directors and executive officers of the Company hold office during the term for which they are elected and qualify. There are no family relationships among or between such directors and executive officers.

           INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS


         On July 31, 1999, we caused our sole operating subsidiary, University Mortgage, Inc., to issue a significant amount of new stock to M. Scott Hess, one our directors, in consideration of his investment in University Mortgage, Inc. of approximately $14,000,000 in assets, notes and securities. This action effectively diluted our holding in University Mortgage, Inc. to less than 5%. Subsequently, in a stock for stock transaction, we exchanged our 3,000,000 shares of University Mortgage, Inc. for 3,000,000 of shares of VirtualLender.com, Inc., a publically traded company controlled by Mr. Hess. As a result, we effectively turned our Company into a publicly traded "shell" company.

         On September 2, 1999, we entered into a transaction with Red River Trading Company, Inc. ("Red River") whereby we acquired 100% of the issued and outstanding shares of Micromatix.com, Inc., a Delaware corporation ("Micromatix"), in exchange for $1,375,000, payable by delivery of (i) one million shares of Class B Common Stock valued at $1.00 per share and (ii) 1.5 million shares of

Class A Common Stock at the then-current market value of $.25 per share. (Each share of Class B Common Stock is entitled to 51 votes.) At the time of this transaction, Red River was an unrelated third party and this transaction was negotiated at arms length. The president of Red River is C. Timothy Jewell who is now the President of the Company.

         On September 7, 1999, we purchased fixed assets in the amount of $150,000 from Red River Trading for which we made an unsecured note payable to Red River in the amount of $150,000, bearing interest at 8% per annum. The note calls for six annual principal payments of $25,000 plus accrued interest.

         On November 23, 1999, we borrowed $571,609.40 from the Sarah Saul Simon Trust for which we made an unsecured note payable to the Sarah Saul Simon Trust in the amount of $571,609.40, bearing interest at 8% per annum until the note is paid in full. The note calls for a lump sum principal payment of $571,609.40 plus accrued interest, all of which is due on November 23, 2000.

         During the fourth quarter of 1999, Frederic Richardson advanced us $261,322 on his personal credit card so that we could purchase inventory. We are making payments on Mr. Richardson's credit card for this purchase. The credit card interest rate is 14% per annum.

         On May 1, 1995, the Company entered into a compensation plan consulting agreement with Frederic Richardson for a monthly fee of $10,000 per month and reimbursement of all "out-of-pocket" expenses. The term of this agreement is 10 years and is renewable. The agreement was assigned to FSR Group, Inc. ("FSR"), a company owned by the Sarah Saul Simon Trust, in October 1997. Commencing January 1, 1999, the agreement was reassigned by FSR to Mr. Richardson.

                               SECURITIES OFFERED

         The following is a summary of the rights and privileges of holders of our Company's Common Stock. It does not purport to be complete and is subject to the provisions of The General and Business Corporation Law of Missouri, as amended, and the Securities Act of 1933, as amended; and to the terms of the Company's Articles of Incorporation and Bylaws. The following is qualified in its entirety by such references.

                 CALCULATION OF MAXIMUM NUMBER OF SHARES OFFERED

         The quantity of shares of Common Stock was determined by calculating the maximum number which were subject to (1) outstanding convertible notes and warrants and (2) convertible notes and warrants that may be issued after the effectiveness of the registration statement.) The conversion price used was the Conversion Price of the warrants, which was arbitrarily set by the Company. The quantity is calculated as of August 8, 2000 when the Company's Board of Directors unanimously approved a 1:7 reverse split of Common Shares. The reverse split did not change the number of shares authorized. However, it did increase by sevenfold the number of shares outstanding of Common Stock.

                                 CAPITALIZATION

         AUTHORIZED CAPITAL STOCK:

            31,000,000 shares of Classs A Common Stock, $0.01 par value
             2,000,000 shares of Class B Common Stock, $0.01 par value
            10,000,000 shares of Series 1 Preferred Stock, $0.10 par value
             2,000,000 shares of Series "2" Preferred Stock, $0.10 par value 5,000,000 shares of Series "3" Preferred Stock $0.10 par value

         No other type of securities are authorized by our Company at this time.

         ISSUED AND OUTSTANDING CAPITAL STOCK:

                  As of August 8, 2000, following a 1:7 reverse split of common shares, the following amount of capital stock was issued and outstanding:

                  Class A Common Stock:         3,479,601 shares (held of
                                                record by 2808 shareholders).

                                                8,366,911 shares if all shares
                                                of Common Stock offered herein
                                                are purchased.

                  Class B Common Stock:         285,915  shares (held of record
                                                by three shareholders).

                  Series 1 Preferred Stock:     2,000,000 shares currently being
                                                held in escrow pending closing

                  Series 2 Preferred Stock:             None

                  Series 3 Preferred Stock:             None

                             RIGHTS AND PRIVILEGES:

         CLASS A COMMON STOCK

         The holders of our Class A Common Stock have One (1) vote per share on all matters (including election of directors) without provision for cumulative voting. Our Class A Common Stock is not redeemable and has no conversion or pre-emptive rights. There are no sinking fund provisions. The Class A Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of our Company, the holders of Class A Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. No shares of our Class A Common Stock are presently subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company for our employees. This number is subject to change up or down based upon, among other things (i) each individual employee's compensation arrangements with the Company; (ii) the trading price our Class A Common Stock on the date the employee exercises his right to obtain such shares; and (iii) the effect of 1,071,429 warrants from this offering.

         CLASS B COMMON STOCK

         The holders of our Class B Common Stock have fifty-one (51) votes per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. Our Class B Common Stock is not redeemable and has no conversion or pre-emptive rights. There are no sinking fund provisions. The Class B Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of our Company, the holders of Class B Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. No shares of our Class B Common Stock are presently subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

         SERIES 1 PREFERRED STOCK:

         Each share of Series 1 Preferred Stock is convertible at any time for three (3) years following issuance into one share of Class A Common Stock, at a price of two dollars ($2.00) per share. Each share of Series 1 Preferred Stock has dividend rights identical to the Class A Common Stock in the event the Company declares any dividends. There is no automatic accrual of dividends on the Series 1 Preferred Stock.

         Each share of Series 1 Preferred Stock is redeemable by the Company for $.10 per share at any time after the first annual anniversary of issuance if the average closing bid price of the Class A Common Stock for ten (10) business days immediately preceding the date of such redemption notice is at least 125% of the exercise price of the Series 1 Preferred Stock (i.e. $2.50 per share) upon written notice to the shareholders as described herein ( the "redemption notice"). Following any such redemption notice the holders of the Series 1 Preferred Stock shall have the opportunity to convert the Series 1 Preferred Stock for a period of twenty (20) days. Any shares of the Series 1 Preferred Stock redeemed pursuant to this section or otherwise acquired by the Company in any manner whatsoever shall be permanently retired immediately on the acquisition thereof and shall not under any circumstances be reissued. If fewer than all of the issued and outstanding share of Series 1 Preferred Stock are redeemed at any time, all shares of Series 1 Preferred Stock to be redeemed shall be selected pro rata, and there shall be so redeemed from each registered holder in whole shares, as nearly as practicable to the nearest share, that proportion of all of the shares to be redeemed which the number of shares held of record by such holder bears to the total number of shares of Series 1 Preferred Stock at the time outstanding.

         The Series 1 Preferred Stock shall not be entitled to any liquidation preference in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company and the holders of the Series 1 Preferred Stock shall not be entitled to any amount upon liquidation, dissolution or winding up of the Company. The holders of the Series 1 Preferred Stock shall not be entitled to any voting rights whatsoever on matters submitted to a vote of shareholders of the Company, so long as any shares of the Series 1 Preferred Stock shall be outstanding, except those rights provided by the general corporation law of the State of Missouri.

         SERIES 2 PREFERRED STOCK

         Dividends shall be paid on each share of Series 2 Preferred Stock at the rate of six percent (6%) per-annum. All dividends shall be payable in shares of the Company's Class "A" Common Stock. There is no automatic accrual of dividends on the Series 2 Preferred Stock. The Series 2 Preferred Stock shall not be entitled to any liquidation preference in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company and the holders of the Series 2 Preferred Stock shall not be entitled to any amount upon liquidation, dissolution or winding up of the Company The holders of the Series 2 Preferred Stock shall not be entitled to any voting rights whatsoever on matters submitted to a vote of shareholders of the Company, so long as any shares of the Series 2 Preferred Stock shall be outstanding, except those rights provided by the general corporation law of the State of Missouri.

         SERIES 3 PREFERRED STOCK

         The board of directors is authorized, without prior shareholder consent, to provide for the issuance of Series 3 Preferred Stock in classes and Series and, by filing the appropriate articles of amendment with the State of Missouri, is authorized to establish the number of shares to be included in each class and series and the preferences, limitations, and relative rights of each class and series.

         DIVIDEND HISTORY

         We have not paid any dividends on our Common Stock to date. Our board of directors presently intends to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, capital requirements and general financial condition.

         MARKET

         (a) Market Information

         Our Class A Common Stock has been traded on the over-the-counter market since 1971. The following table sets forth the range of high and low bid quotations for each quarterly period in the fiscal year ended December 31, 1999, and 1998 as reported by over-the-counter market quotations. The quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions.

                                      High Bid         Low Bid
                    1998
                    1st Quarter       $5.25            $0.50
                    2nd Quarter       $2.625           $0.75
                    3rd Quarter       $2.00            $0.75
                    4th Quarter       $1.25            $0.40625

                    1999
                    1st Quarter       $0.625           $0.1875
                    2nd Quarter       $0.34375         $0.0625
                    3rd Quarter       $0.30            $0.03125
                    4th Quarter       $0.8125          $0.125

                    2000
                    1st Quarter       $1.87            $0.359

                    2nd Quarter       $1.187           $0.187

         (b) Holders


         As of June 30, 2000, approximately 2730 holders of record held our Common Stock.

         (c) Dividends

No cash dividends were declared or paid on our Common Stock for the last two fiscal years. No restrictions limit our ability to pay dividends on our Common Stock.

         After the 1:6 reverse split approved on August 6, 2000, 3,395,796 of the 3,824,367 shares of the Common Stock issued and outstanding prior to this Offering are "restricted securities", as that term is defined under Rule 144 ("Rule 144"), promulgated under the Securities Act. So long as all of the conditions of Rule 144 are met, by December 31st 2000, 321,428 shares, and by December 31st 2001, 2,645,797 shares, of Common Stock will be eligible for sale under Rule 144, as currently in effect. No assurances can be given, however, that Rule 144 will be available at any time for any shareholder's shares.

         In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the shares sought to be sold are quoted on NASDAQ or an exchange, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No prediction can be made as to the effect, if any, that sales of "restricted" shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Security Ownership of Management and Certain Security Holders".

Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability.

         The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited" investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of shareholders of the Company to sell their shares of Common Stock in the secondary market

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks", which include Section 3(a)(51)(A) and Rules 15g-1, 15g-2, 15g-3, 15g- 4, 15g-5, 15g-6, and 15g-9 under the
Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in the secondary market.

         Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

                              CONFLICTS OF INTEREST

         On July 31, 1999, we caused our sole operating subsidiary, University Mortgage, Inc., to issue a significant amount of new stock to M. Scott Hess, one our directors, in consideration of his investment in University Mortgage, Inc. of approximately $14,000,000 in assets, notes and securities.

This action effectively diluted our holding in University Mortgage, Inc. to less than 5%. Subsequently, in a stock for stock transaction, we exchanged our 3,000,000 shares of University Mortgage, Inc. for 3,000,000 of shares of VirtualLender.com, Inc., a publically traded company controlled by Mr. Hess. As a result, we effectively turned our Company into a publicly traded "shell" company.

         On September 2, 1999, we entered into a transaction with Red River Trading Company, Inc. ("Red River") whereby we acquired 100% of the issued and outstanding shares of Micromatix.com, Inc., a Delaware corporation ("Micromatix"), in exchange for $1,375,000, payable by delivery of (i) one million shares of Class B Common Stock at a value of $1.00 per share and (ii)
1.5 million shares of Class A Common Stock at market value of $.25 per share. (Each share of Class B Common Stock is entitled to 51 votes.) At the time of this transaction, Red River was an unrelated third party and this transaction was negotiated at arms length. The president of Red River is C. Timothy Jewell, who is now the President of the Company.

         We have an option to put the Micromatix shares back to Red River if Micromatix fails to implement its business plan and achieve certain performance benchmarks. This put option expires September 2, 2000. If we exercise our put option, Red River must return to us all of their shares of Class A and Class B Common Stock. Additionally, Red River is required to repay any funds that we, or any third party, invested into Micromatix . This obligation is to be evidenced by a promissory note payable in 24 equal monthly installments, guaranteed by Red River and secured by all of the capital stock and assets of Micrormatix.

         Additionally, Red River has a put option to reacquire Micromatix and return all of its Class A and Class B Common Stock to us if we do not invest, directly or indirectly, $350,000 in Micromatix on or before November 30, 1999 (excluding $150,000 which was invested at closing), If Red River exercises its put option, Red River must repay all funds we invested in Micromatix, in the same manner as described above. This put option expires September 2, 2000.

         Our agreement with Red River also provides that we hold our annual meeting of stockholders and a meeting of our board of directors no later than 60 days after closing to consider and act upon the following matters:

         -        A 2:1 reverse stock split of the Class B Common Stock

         - A dividend payment of the issued and outstanding common shares of University Mortgage, Inc., the registrant's wholly-owned subsidiary

         - Issuance to our chairman, Frederic S. Richardson, of 1.5 million shares of Class A Common Stock, or options to purchase such shares, in consideration of services rendered

         - An employee stock ownership or option plan to attract and retain key employees

         - An agreement with Swartz Institutional Finance for the purchase and sale of shares of Class A Common Stock for $5 million

         - Amendment of the certificate of incorporation to change the registrant's name to Micromatix or a derivative thereof

         -        Changing our state of domicile to Delaware

         Items 3, as described above was successfully implemented. Other than with respect to item 5., we intend to implement the remaining items during 2000.

         Additionally, at the closing, Michael Scott Hess resigned as our Director and President; C. Timothy Jewell, Red River's President, was appointed as our new President; and Bernard Cary was appointed as our Vice President and Chief Operating Officer.

         On September 7, 1999, we purchased fixed assets in the amount of $150,000 from Red River Trading for which we made an unsecured note payable to Red River in the amount of $150,000, bearing interest at 8% per annum. The note calls for six annual principle payments of $25,000 plus accrued interest.

                  On November 23, 1999, we borrowed $571,609.40 from the Sarah Saul Simon Trust for which we made an unsecured note payable to the Sarah Saul Simon Trust in the amount of $571,609.40, bearing interest at 8% per annum until the note payable is paid in full. The note payable calls for a lump sum principle payment of $571,609.40 plus accrued interest, all of which is due on November 23, 2000.

         During the fourth quarter of 1999, Frederic Richardson advanced us $261,322 on his personal credit card so that we could purchase inventory. We are making payments on Mr. Richardson's credit card for this purchase. The credit card interest rate is 14% per annum.

         On May 1, 1995, the Company entered into a compensation plan consulting agreement with Frederic Richardson for a monthly fee of $10,000 per month and reimbursement of all "out-of-pocket" expenses. The term of this agreement is 10 years and is renewable. The agreement was assigned to

FSR Group, Inc. ("FSR"), a company owned by the Sarah Saul Simon Trust, in October 1997. Commencing January 1, 1999, the agreement was reassigned by FSR to Mr. Richardson.

                      DIRECTOR AND OFFICER INDEMNIFICATION

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Our by laws limit the liability of the Company's officers and directors, and provide for indemnification by the Company of officers and directors to the full extent permitted by Missouri corporate law, which generally provides that its officers and directors shall have no personal liability to the Company or its stockholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit the shareholder's ability to hold officers and directors liable for breaches of fiduciary duty, and may require the Company to indemnify its officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On February 21, 2000, Thomas P. Monahan, C.P.A., our Company's certifying accountant, resigned as our auditor. The certifying accountant's report on the financial statements for the past two years contained no adverse opinion, no disclaimer of opinion nor was qualified or modified as to uncertainty, audit scope or accounting principals. On February 21, 2000, our board of directors accepted the resignation of Thomas P. Monahan, C.P.A. as our independent certifying accountant.

         During the preceding two years and subsequent interim periods preceding their resignation, we had no disagreements with the certifying accountants on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the certifying accountants, would have caused it to make reference to the subject matter of the disagreements in connection with their report.

         On February 22, 2000, our board of directors formally engaged Caruso & Caruso C.P.A's, P.A. as its new independent certifying accountants (the "new accounting firm") to audit our financial statements. During the two most recent fiscal years and the subsequent interim periods prior to the engagement of the new accounting firm, we did not consult with the new accounting firm with regard to any of the matters listed in Regulation S-B Items 304(a)(2).

                                LEGAL PROCEEDINGS

         In July of 1999, Bowne & Co., Inc., a financial and corporate printer, filed suit against us in New York, seeking approximately $18,000 for, among other things, outstanding printing invoices which we did not pay. As of yet, we have not filed any response to this law suit, and this suit is still pending.

         No other material legal proceedings are pending of which we are a party.

                        TO OBTAIN ADDITIONAL INFORMATION

         Prior to investing in the Company, the Company will make available to any prospective qualified purchasers the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the Offering. The following documents are available for inspection:(a) our articles of incorporation; (b) our by laws; (c) our Form 10-KSB for the fiscal year ended December 1999; (d) our Form 10-QSB for the period ended march 31, 2000; and
(e)our Form 10-QSB for the period ended June 30, 2000.

         Additionally, these documents are on file with the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding the Company. The address of such Web site is (http://www.sec.gov). Additional information or documents will be available to any offeree upon request to our Company to the extent we possesses such information or can acquire such information without unreasonable effort or expense. Inquiries regarding this Memorandum should be directed to the Company at 1625 Knecht Avenue, Baltimore, Maryland 21227, Telephone Number (410) 242-5000, Fax Number (410) 242-8575.

                              FINANCIAL STATEMENTS

         For the year ended December 31, 1999 and the quarters ended March 31, 2000 and June 30, 2000, please see our Forms 10-KSB and 10-QSB on file with the Commission and incorporated herein by reference.

                                  THE OFFERING

  Maximum number of shares of
  Class A Common Stock                   3,923,023
  offered                                (Includes shares subject to (1)
                                         outstanding convertible notes
                                         and warrants and (2)
                                         convertible notes and warrants
                                         that may be issued after the
                                         effectiveness of the
                                         registration statement.)
  Shares of Class A Common
  Stock outstanding before the           3,824,367
  offering                               (Does not include shares
                                         subject to outstanding convertible
                                         notes or warrants, some of which may
                                         be sold under this prospectus after
                                         conversion of these notes or the
                                         exercise of these warrants.)

  Shares of Class A Common
  Stock to be outstanding after          7,747,390
  the offering                           (The terms of our notes and
                                         warrants require us to register more
                                         shares than may be actually issued and
                                         sold under this prospectus. The actual
                                         number of shares that will be issued
                                         depends upon the price of our common
                                         stock at the time of conversion.)

  Use of proceeds                        Except upon exercise of warrants, we
                                         will not receive proceeds. Any
                                         proceeds will be used for working
                                         capital purposes.

  Risk Factors                           An investment in the securities
                                         offered hereby involves a high degree
                                         of risk. Prospective investors should
                                         consider carefully the factors set
                                         forth under "Risk Factors."

  Symbol for Common Stock                IMTE

                               SELLING SHAREHOLDER

         The name of the Selling Shareholder is H.A.A., Inc., a New York corporation which may offer a maximum of 4,887,310 shares of Class A Common Stock beneficially owned by it upon completion of the offering, assuming all of the shares are sold. The number of shares sold by the Selling Shareholder may depend upon a number of factors, including, among other things, the market price of the Common Stock.

         The Selling Shareholder has never had any position, office or other material relationship with the company or any of its affiliates.

         The maximum shares offered in the offering include (a) the principal amount of the Convertible Notes to be converted in such conversion; (b) the principal amount of the Warrants issuable upon exercise be Selling Stockholder; and (c) the accrued and unpaid interest, if any, on the principal amount of the Convertible Notes.

         Because the number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and as payment of interest thereon is dependent upon the market price of the Common Stock prior to a conversion, the actual number of shares of Common Stock that will be issued upon conversion and consequently, offered for sale under this registration statement, cannot be determined at this time. The Company has, however, agreed to register a total of 4,887,310 shares of Class A Common Stock, which includes 3,815,881 shares converted from the Convertible Notes and accrued interest at the Default Conversion Price of 60% of the Market Price (currently $0.22) or $0.132 per share.

         The address of H.A.A., Inc. is 1601 42nd Street, Brooklyn, New York 11204.

         We are registering the shares for resale by the Selling Shareholder in accordance with registration rights granted to the Selling Shareholder. We will ay the registration and filing fees, printing expenses, listing fees, blue sky fees, if any, and fees and disbursements of our counsel in connection with this offering, but the Selling Shareholder will pay any underwriting commissions as described above. The Selling Shareholder may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         The Selling Shareholder and any broker dealers or agents that participate with the Selling Shareholder in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time the Selling Shareholder may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith or in settlement of securities loans. If the Selling Shareholder engages in such transactions, the conversion price may be affected. From time to time the selling Shareholder may pledge their shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Shareholder, the broker may offer and sell the pledged shares form time to time.

         The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the Selling Shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         SUMMARY FINANCIAL DATA

              The following table summarizes the financial data of our business for the year ended December 31, 1999 and the six months ended June 3o, 2000. The information presents selected historical financial data derived from our Financial Statements. The following data should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and the notes to the Financial Statements included elsewhere in this prospectus.

                                               Six Months Ended   Fiscal Year Ended
                                                June 30, 2000      December 31,1999
                                                 (unaudited)          (audited)
STATEMENT OF OPERATIONS
DATA:

Revenues                                        $ 4,045,914         $ 1,465,294

Cost of revenues                                  3,697,212           1,262,396

Operating costs and expenses                      1,422,573             502,342

Net  (loss)                                      (1,073,871)        ($  299,444)

Earning (Loss) per share of                      ($0.0368 )         ($   0.0513)
Common Stock - Basic (Note #1)

Weighted Average Shares - Basic                   9,190,183           5,835,166

Earnings (loss) per share of                        (0.0368)        ($   0.0308)
Common Stock

Weighted Average Shares - Diluted                 9,190,183           9,726,833

                                              Six Months Ended    Fiscal Year Ended
                                               June 30, 2000         December 31,
                                                (unaudited)        1999 (audited)
BALANCE SHEET DATA:

Total Current Assets                            $    61,840         $ 2,092,169

Investments                                       3,000,000           2,725,642

Fixed Assets (net of accumulated                                        200,008
depreciation)                                       221,574

Other Assets                                        227,457             215,162

Total Assets                                    $ 5,404,034         $ 5,232,981

Current Liabilities                             $ 2,653,641           2,374,988

Total liabilities and stockholders'
equity                                          $ 2,645,522           2,857,993

                                  RISK FACTORS

       The shares offered in this prospectus are very speculative and involve a high degree of risk. These shares should be purchased only by people who can afford the loss of their entire investment. Before purchasing these shares, you should carefully consider the following risk factors and the other information concerning the company and its business contained in this prospectus.

       WE HAVE A LIMITED OPERATING HISTORY AND MAY FACE DIFFICULTIES ENCOUNTERED BY EARLY STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS. We are a development stage company with relatively small revenues and no profits. We have a limited operating history. Our Company was incorporated in May 1971, but new operations began in September 2, 1999. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently experienced by early stage companies.

       WE FACE COMPETITIVE CHALLENGES. The white box personal computer industry, as well as the distribution industry, is highly competitive. Competition is largely based on price, quality, range of service offered, shipping capabilities, customer service, and product availability. Many of our competitors are larger, more established and have greater name recognition and financial and marketing resources than our Company. As a result, we could potentially experience downward pricing pressure and increased competition which would drive down revenues by either forcing a cut in sales or in prices. There is always the risk of general market downturn which could impact revenues and growth. Our viability, profitability and growth depend upon our meeting our sales goals and our attaining sufficient financing to purchase inventory at competitive prices.

       DEMAND AND MARKET ACCEPTANCE FOR WHITE BOX PERSONAL COMPUTER SYSTEMS ARE SUBJECT TO A HIGH LEVEL OF UNCERTAINTY. There can be no assurance that widespread acceptance of white box Personal computer systems, or our products in particular, will occur. We will rely on VARs who utilize white box personal computer systems to purchase our products. In order for us to be successful, these VARs must perceive us as their partner, not their competitor. Further, issues concerning the reliability, cost and quality of white box personal computer systems may affect our market. We cannot assure that VARs will view us as "partners" and utilize our products. If our products do not achieve market acceptance, our business, results of operations and financial condition could be materially adversely affected.

       WE HAVE INCURRED NET LOSSES SINCE COMMENCING OUR BUSINESS AND EXPECT LOSSES FROM OPERATIONS IN THE FUTURE. We have not achieved profitability and expect to continue to incur operating losses for the foreseeable future. We expect to continue to incur significant operating and capital expenditures and, as a result, we expect significant net losses in the future and we will need to generate significant revenues to achieve and maintain profitability.

       WE HAVE POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS AND UNPREDICTABLE FUTURE REVENUES. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include: demand for our products and subsequent market acceptance; changes in our pricing structure resulting from competition or other factors; technical difficulties affecting our products; and changing economic conditions. Therefore, our operating results for any particular quarter may not be indicative of future operating results.

       We expect that over time our revenues will come from a mix of (i) sales of our personal computer systems to VARs; and (ii) sales of our personal computer systems to other resale venders. However, we expect the majority of our initial revenues to be derived only from the sales of our personal computer systems to other resale venders, such as Computer Personalities Network, our largest single customer. Therefore, our quarterly revenues and operating results are likely to be particularly affected by the level of our unit sales revenue in each quarter.

        Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. If we have lower revenues than we expect, we may not be able to quickly reduce our spending in response. Accordingly, we cannot assure that we will operate profitably in the future. In addition, we intend to significantly increase our operating expenses to grow our business. Any shortfall in our revenues would have a direct impact on our operating results for a particular quarter and, these fluctuations could affect the market price of our Common Stock in a manner unrelated to our long-term operating performance or prospects.

       WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS. We will require additional funding. We currently do not have a credit facility or any commitments for additional financing from either our management or from other third party sources. If adequate funds are not available on a timely basis or on acceptable terms, we may be unable to fund expansion, develop or enhance our services or respond to competitive pressures. We cannot assure that financing will be available to us on acceptable terms in the future or that, if the form of any such future financing is through the direct or indirect issuance and sale of equity securities, investors in this Offering will not be diluted. If adequate funds are not available on a timely basis or on acceptable terms, we may be unable to fund expansion, develop or enhance our services or respond to competitive pressures. We may be forced to curtail one of our primary growth strategies which may have an adverse effect on our long-term business prospects.


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       WE FACE RISKS ASSOCIATED WITH THE POSSIBILITY OF FUTURE ACQUISITIONS. One
of our principal growth strategies is to acquire other companies in the highly fragmented white-box segment of the personal computer systems market in order to establish an East Coast network of local assembly facilities; however, we cannot predict whether we will be successful in pursuing such acquisition opportunities or what the consequences of any such acquisition would be. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by associated risks. Among these: difficulty identifying appropriate acquisition candidates; competition among prospective buyers; assimilation of operations; failure to successfully incorporate licensed or acquired technology; and the impairment of employee and customer relationships as a result of these changes. We cannot assure that we will be successful in overcoming these risks. In addition, entities which we acquire may have liabilities, including contingent liabilities, for which we may become responsible. Additional debt or equity financing could be required in order to complete future acquisitions. If such additional financing is necessary, our ability to arrange financing and the cost of such financing are dependent upon numerous factors, including the general economic and capital market conditions; conditions in the personal computer industry; regulatory developments; credit availability from banks or other lenders; investor confidence in the personal computer industry and in our Company.

            WE FACE RISKS RELATED TO OUR SIGNIFICANT DEPENDANCE UPON A SINGLE CUSTOMER. We are dependent upon our single largest customer, Computer Personalities for a majority of our sales revenues. Our sales revenues derived from sales to Computer Personalities were 0% of our total revenues in 1999 and 50% in the quarter ended March 31, 2000. We expect that the percentage of revenues we derive from Computer Personalities will increase significantly and ultimately could represent in excess of 50% of our total revenues. If we experience a decrease in revenues from Computer Personalities, or lose Computer Personalities as a customer all together, our total revenues may significantly decrease and our quarterly results in the near future would be harmed. Presently, we do not have any type of contractual agreement with Computer Personalities for Computer Personalities to guarantee the purchase of any of our products.

            WE FACE RISKS RELATED TO OUR DEPENDENCE UPON OUR KEY PERSONNEL. We are substantially dependent upon the individuals who comprise our current management and other key personnel of our Company, in particular, C. Timothy Jewell, our President, and Bernard Cary, our Chief Operating Officer. As compared to many other public companies, we do not have a depth of managerial and technical personnel. Accordingly, the loss of the services of any of these two persons would have a material adverse effect on our business. We presently do not have key-man life insurance policies on these person, but we intend to obtain it upon receipt of the financing contemplated in this Offering. Presently, we have not entered into formal, written employment agreements with any of our executive officers, and may not do so in the near future.



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            Our ability to develop our business depends upon our attracting and retaining qualified management personnel and specialized technical personnel. Initially, we plan to hire experienced technical personnel who previously worked for other high tech companies. The loss of key personnel or the failure to recruit additional key personnel could significantly impede attainment of our business objectives and have a material adverse effect on our financial condition and results of operations. Our planned development will require the addition of new personnel and the development of additional expertise by existing management. There is significant competition for technologically qualified personnel and we may not be successful in recruiting such qualified personnel. We have encountered difficulties in recruiting such personnel in the past. The inability to acquire such services or to develop such expertise could have a material adverse impact on our continued development.

            WE FACE RISK RELATED TO OUR RELIANCE UPON COMPONENT MANUFACTURERS AND THE FACT WE HAVE NO SUPPLY CONTRACTS. We are dependent on outside suppliers for all of the component parts and raw materials necessary for production, and we are dependant upon maintaining good relationships with our suppliers. All the component parts and raw materials we utilize are standard stock items for which a replacement vendor could be obtained; however, a shortage, delay in delivery, or lack of availability of a given part could lead to manufacturing delays, which could reduce sales until the problem is remedied. Additionally, we purchase certain custom parts. The failure of a vendor of one of these customized components supply these custom parts could cause a lengthy delay in production, resulting in a loss of revenues.

            We have accounts with numerous component suppliers. Our purchasing decisions are primarily governed by pricing and availability, and we currently do not have any contracts with any specified vendors to purchase any parts. Conversely, we also do not have any contracts that require any vendor to segregate and maintain inventory for our consumption. As a result, we are dependant upon market conditions to obtain products at reasonable prices that allow us to operate profitably. Should there be market shortages or price hikes, we could experience disruptions due to the failure or delay in the delivery of our necessary components. Such disruptions could materially affect our ability to effectively compete with other companies that have supplier contracts.

       WE FACE RISKS RELATED TO OUR COMMON STOCK.

       a) THE FUTURE SALE OF OUR SECURITIES WILL DILUTE THE PERCENTAGE OWNERSHIP OF STOCKHOLDERS. If we raise additional capital through the sale of equity, including preferred stock, or convertible debt securities, the percentage of ownership of our stockholders will be diluted.

       b) WE HAVE AN EXTRAORDINARY OVERHANG OF SECURITIES WHICH COULD ADVERSELY AFFECT OUR COMMON STOCK. The Convertible Notes, outstanding and to be issued, are convertible based upon market prices in the future and the number of shares are presently indeterminate. If the price of our



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stock declines, the number of shares convertible from the Convertible Notes could increase materially. If the outstanding options and warrants are exercised or notes converted, the percentage of capital stock then held by the existing stockholders will be reduced substantially. Furthermore, the outstanding options and warrants can be expected to be exercised at a time when we would be able to obtain funds from the sale of Common Stock or other securities at a price higher than the exercise prices or conversion prices thereof.


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                                    EXHIBITS

(3)(i)(a) Articles of Incorporation (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1981).

      (b) Articles of Amendment (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1981).

      (c) Articles of Amendment (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1998).

      (d) Articles of Amendment (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1998).

(3)(ii) Bylaws (incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1987).

(4) Instruments defining the rights of holders (incorporated by reference to Exhibit (3) herein).

(10)

     (1) Our Acquisition Agreement with Red River Trading Company, Inc. and Micromatix.com, Inc. and Addendum thereto (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1999).

     (2) Our compensation plan agreement with Frederic Richardson (incorporated by reference to our Report on Form 10-K for the year ended
          December 31, 1999).

     (3) Our Lease Agreement (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1999).

     (4) Our Note Payable to Sarah Saul Simon Trust (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1999).

     (5) Our Note Payable to Red River Trading (incorporated by reference to our Report on Form 10-K for the year ended December 31, 1999).

(11) Earnings per share (See Financial Statements).

(27) Financial Data Schedule. (Incorporated by reference to our Report on Form 10-K for the year ended December 31, 1999 and our Report on Form 10-QSB for the period ending June 30, 2000.)


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                                   SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL MERCANTILE CORPORATION


By: /s/ Frederic S. Richardson
    --------------------------
      Frederic S. Richardson,
          Director

Date: August 16, 2000






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